OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas, 15th Floor

New York, New York 10019

Spencer G. Feldman

212-451-2234

e-mail: sfeldman@olshanlaw.com

March 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of IMAC Holdings, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of IMAC’s Registration Statement on Form S-3 for the registration of shares of common stock and other securities that IMAC may sell from time to time in one or more offerings pursuant to Rule 415 under the Securities Act, of up to a total dollar amount of $30,000,000 on terms to be determined at the time of sale.

Should any member of the Commission’s staff have any questions concerning the Registration Statement or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Jeffrey S. Ervin, Chief Executive Officer of IMAC (tel.: (615) 473-8873), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. Jeffrey S. Ervin